Filed Pursuant to Rule 424(b)(3)
Registration No. 333-129098
PROSPECTUS
5,702,590 Shares
ATARI, INC.
Common Stock

     This Prospectus relates to shares of our Common Stock which the funds described under “Selling Security Holders” may offer from time to time. See the section captioned “Plan of Distribution” in this Prospectus beginning on page 7.
     Our Common Stock is listed on the NASDAQ National Market under the symbol “ATAR.”
     The Selling Security Holders purchased the Common Stock to which this Prospectus relates from us on September 15, 2005 in a transaction that was not registered under the Securities Act of 1933, as amended, because it did not involve a public offering. We agreed to register resales of the shares. See the section captioned “Selling Security Holders” in this Prospectus beginning on page 6. The Selling Security Holders may offer their shares from time to time. The registration of the shares does not necessarily mean that the Selling Security Holders will sell them.
     We will not receive any of the proceeds of sales by the Selling Security Holders. We are paying the costs of preparing and filing the Registration Statement of which this Prospectus is a part.
     Investing in our Common Stock involves a high degree of risk. See the section captioned “Risk Factors” in our Annual Report on Form 10-K, as amended, for the fiscal year ended March 31, 2005, which is incorporated into this Prospectus by reference, and the section of this Prospectus captioned “Risk Factors,” which begins on page 2.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES AND NONE OF THEM HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this Prospectus is December 1, 2005.

WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION WHICH IS NOT CONTAINED IN THIS PROSPECTUS OR IN A DOCUMENT INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. IF ANYONE GIVES ANY INFORMATION OR MAKES ANY REPRESENTATION WHICH IS NOT CONTAINED IN, OR INCORPORATED INTO, THIS PROSPECTUS, YOU MUST NOT RELY UPON IT AS HAVING BEEN AUTHORIZED BY US OR BY ANYONE ACTING ON OUR BEHALF. NO MATTER WHEN YOU RECEIVE THIS PROSPECTUS OR PURCHASE SECURITIES TO WHICH IT RELATES, YOU MUST NOT ASSUME IT IS CORRECT AT ANY TIME AFTER ITS DATE.
Nintendo®, Game Boy® Advance, Nintendo GameCube®, and Nintendo DS® are trademarks and/or registered trademarks of Nintendo of America, Inc. Sony’s PlayStation® and PlayStation® 2 are trademarks and/or registered trademarks of Sony Computer Entertainment, Inc. Microsoft Xbox™ and Microsoft Xbox™ 360 are registered trademarks of Microsoft Corporation.
RISK FACTORS
     Investing in our Common Stock involves a high degree of risk. See the section captioned “Risk Factors” in our Annual Report on Form 10-K, as amended, for the fiscal year ended March 31, 2005, which is incorporated by reference into this Prospectus, for information about many of the risks to which we and our business are subject. In addition, we have become subject to some significant new risks, as follows:
We expect to release significantly fewer titles than we have historically.
     Our net revenues for the first two quarters of fiscal 2006 were only 35.5% of those in the same period of fiscal 2005. For the remainder of the 2006 fiscal year, we expect to release significantly fewer titles than we have historically. We currently expect that this trend will continue during fiscal 2007. As a result, our revenue may not be in line with its historical levels. While we have taken, and continue to take, steps to reduce costs, it is unlikely that our cost reductions will fully compensate for the lower revenues. This may negatively affect our operating results.
We may not be able to secure the capital necessary to develop or format titles for a new generation of game consoles.
     A new generation of game consoles is being introduced in late 2005 and early 2006. While we anticipate that these consoles will be able to play titles developed for the current generation, in order to remain fully competitive, we will have to develop or format titles for the new generation. That will require us to make significant expenditures. We will need new funds to be able to make these expenditures. While we have recently received some funds by selling an asset to Infogrames Entertainment SA, or IESA, our majority stockholder, and may be able to obtain additional funds by selling additional assets, that funding probably will not be sufficient to meet our longer term needs. Therefore, we will have to seek additional capital, and it is possible we will not be able to obtain it. If we cannot fund development and we fail to continue to develop and sell new, commercially successful titles, our revenues and operating results may be adversely affected.
We may not be able to obtain waivers of financial covenants in our principal credit agreement if we need them.
     Because of the results for the first quarter, and the projected results for the remainder of fiscal 2006, we had to obtain waivers and modifications of financial covenants in our credit agreement with HSBC (US) Business Credit, which is our principal credit agreement. However, we may have to seek additional waivers or modifications. If we have to do that, it is possible that HSBC (US) Business Credit will refuse our request. It is also possible that, even if we do not have to ask for further waivers or modifications, HSBC (US) Business Credit will not renew the credit arrangement when it expires in May 2006. If we are unable to extend our credit facility with HSBC or secure a new credit facility, it could adversely affect our operations.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). The SEC maintains a website that contains the annual, quarterly and special reports, proxy statements and other information we file with the SEC. The address of the SEC website is http://www.sec.gov. You can also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information regarding the Public Reference Room by calling the SEC at 1-800-SEC-0330.
     We maintain an Internet website at http://www.atari.com (which is not intended to be an active hyperlink in this Prospectus). The information at our website is not incorporated into this Prospectus by reference, and you should not consider it a part of this Prospectus.
     We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”). This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. Some items are omitted in accordance with the rules and regulations of the SEC. Please refer to the Registration Statement and its exhibits and schedules for further information with respect to us and our Common Stock. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the Registration Statement. You can read and obtain a copy of the Registration Statement and its exhibits and schedules from the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, except for information superseded by information in this Prospectus. We incorporate by reference the documents listed below. This Prospectus is part of a registration statement we filed with the SEC. The documents we incorporate by reference include:

(1)	our Annual Report on Form 10-K for the year ended March 31, 2005, as amended by Amendment No.1 to our Annual Report on Form 10-K/A filed on October 18, 2005 and Amendment No. 2 to our Annual Report on Form 10-K/A filed on November 21, 2005;

(2)	our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2005 and September 30, 2005;

(3)	our Current Reports on Form 8-K filed on May 10, 2005, May 19, 2005, June 10, 2005, July 28, 2005 (as amended by a Form 8-K/A filed on July 29, 2005), August 3, 2005, August 18, 2005, August 26, 2005, September 6, 2005, September 16, 2005, September 26, 2005 November 8, 2005, and November 23, 2005;

(4)	the description of our Common Stock, par value $0.01 per share, contained in our Registration Statement on Form 8-A, filed with the SEC on November 30, 1995; and

(5)	all other reports we have filed since March 31, 2005 pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     Each of these filings is available from the SEC. You may request, and we will provide at no cost, a copy of these filings, including any exhibits to the filings, by writing us at the following address: Atari, Inc., 417 Fifth Avenue, New York, NY 10016 or by telephoning us at (212) 726-6500, Attention: Investor Relations.
     When we file documents in accordance with Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this Prospectus and the time we file a post-effective amendment to the registration statement of which this Prospectus is a part saying that all the securities which are the subject of that registration statement have been sold or deregistering any securities which have not been sold, the documents we file will be incorporated into this Prospectus and will be a part of it beginning on the date the documents are filed. If any document which we file changes anything said in this Prospectus or in an earlier document which is incorporated into this Prospectus, the later document will modify or supersede what is said in this Prospectus or the earlier document.
CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION
     Certain information included or incorporated by reference in this Prospectus or any Prospectus supplement relating to it may contain forward-looking statements, as that term is defined for purposes of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond our control, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements anticipated by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “our future success depends,” “seek to continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Important factors that could cause actual results to differ materially from those in our forward looking statements in this Prospectus include, but are not limited to:

—	a reduction in demand for video games generally (whether because of general economic conditions, changing consumer tastes or otherwise);

—	delays of new product releases;

—	an inability to obtain access to people who are capable of creating games that take advantage of new technologies or of particular licensed properties;

—	an inability to extend or obtain rights to produce games for new hardware systems (possibly because of decisions by hardware manufacturers to produce all games for their systems) or loss of rights to produce games that can be played on popular existing hardware systems;

—	an inability to obtain licenses to create games based on movies or other properties that have attained a high level of consumer recognition or acceptance;

—	the need to sell assets in order to obtain funds needed for our operations;

—	an inability to fund development of games, including games that take advantage of new technologies;

—	unexpected production or distribution costs;

—	failure of particular video games to achieve expected sales volumes;

—	an inability to maintain anticipated pricing for our products;

—	unanticipated changes in our product mix; and

—	unanticipated changes in the mix of our revenues from distribution activities and published product sales.
     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.
THE COMPANY
     Investing in our Common Stock involves a high degree of risk. See the section of this Prospectus captioned “Risk Factors” that begins on page 2 and the section of our Annual Report on Form 10-K, as amended, for the fiscal year ended March 31, 2005 captioned “Risk Factors,” which is incorporated in this Prospectus by reference.
     We are a global publisher and developer of video game software for gaming enthusiasts and the mass-market audience, and a distributor of video game software in North America. We publish and distribute games for all platforms, including Sony PlayStation and PlayStation2; Nintendo Game Boy Advance; GameCube; and DS; Microsoft Xbox; and personal computers, referred to as PCs. We also expect to publish and distribute games for Microsoft Xbox 360 when it is released. In addition, we publish and sub-license games for the wireless, internet, and other evolving platforms. Our diverse portfolio of products extends across most major video game genres, including: action, adventure, strategy, role-playing and driving.

     Our products are based on intellectual properties either that we have created internally and own or that we have licensed from third parties. Our portfolio of wholly-owned franchises is designed for all popular platforms. Examples of our wholly-owned franchises include Driver (more than 15.0 million units sold in the U.S., including all installments), Stuntman (more than 1.5 million units sold in the U.S., including all installments) and Test Drive (more than 6.0 million units sold in the U.S., including all installments). Our extensive library of licensed properties, which constitutes an important component of our product strategy, includes some of the most recognizable names in popular entertainment and have come from the television and motion picture industries.
     In addition to our publishing and development activities, we also distribute video game software in the U.S., Canada and Mexico, handling both our own products and titles developed by third-party publishers with whom we have contracts. As a distributor of video game software throughout North America, we maintain what we believe to be state-of-the-art distribution operations and systems, reaching well in excess of 30,000 retail outlets in the U.S. Additionally, our products are distributed throughout Europe, Asia and other regions through our relationship with our majority stockholder, Infogrames Entertainment S.A., or IESA., a French corporation listed on Euronext — Paris Bourse. Similarly, we are the exclusive distributor of IESA’s products in the U.S. and Canada and we distribute its products in Mexico under various non-exclusive agreements.
USE OF PROCEEDS
     We will not receive any of the net proceeds from the sales of our Common Stock by the Selling Security Holders.
SELLING SECURITY HOLDERS
     This Prospectus relates to possible sales by the following Selling Security Holders:

	Beneficial Ownership of			Beneficial Ownership of
	Selling Security Holders		Number of Shares	Selling Security Holders
Name of Selling Security Holders	Prior to Offering		Offered by this Prospectus(2)	After the Offering(2)
	Number	Percent(1)		Number	Percent
CCM Master Qualified Fund, LTD(3)	11,394,558	8.46%	3,800,000	7,594,558	5.64%
Sark Master Fund, Ltd.(4)	1,902,590	1.55%	1,902,590	—	0.0%

(1)	Based on 134,748,670 shares of our Common Stock outstanding as of November 28, 2005, including the 5,702,590 shares issued to the Selling Security Holders on September 15, 2005 and 6,145,051 shares issued to Infogrames Entertainment S.A., the Company’s majority stockholder, on the same date.

(2)	Assumes that all shares being offered are sold and that no other shares of Common Stock are acquired or disposed of by the Selling Security Holders prior to the termination of the offering. Because the Selling Security Holders may sell all, some or none of their shares or may acquire or dispose of other shares of Common Stock, no reliable estimate can be made of the aggregate number of shares that will be sold or the number or percentage of shares of Common Stock that the Selling Security Holders will own upon completion of this offering.

(3)	Coghill Capital Management, LLC serves as the investment manager of CCM Master Qualified Fund, LTD. Clint D. Coghill is the managing partner of Coghill Capital Management, LLC and therefore has voting and investment control over CCM Master Qualified Fund, LTD.

(4)	Sark Master Fund, Ltd. has appointed Boussard & Gavaudan Asset Management LP, or BGAM, as Investment Manager of the fund with full authority to manage the investments of the fund. BGAM is managed by a general partner, Boussard & Gavaudan Partners Limited. As the sole shareholders of Boussard & Gavaudan Partners, Limited Emmanuel Boussard and Emmanuel Gavaudan have voting and investment control over Sark Master Fund, Ltd.
     The Selling Security Holders purchased the shares that are being offered by this Prospectus from us on September 15, 2005. The sale of the shares to the Selling Security Holders was not registered under the Securities Act of 1933, as amended, in reliance on an exemption for sales of shares that do not involve a public offering. When we issued the shares, we agreed to register resales of them under the Securities Act.

PLAN OF DISTRIBUTION
     The Selling Security Holders may sell Common Stock to which this Prospectus relates on the NASDAQ National Market, where our Common Stock is listed for trading, in other markets where our Common Stock may be traded, in negotiated transactions, in transactions involving principals or brokers, in a combination of those methods of sale or by any other lawful means. They will sell the Common Stock at prices which are current when the sales take place or at other prices to which they agree.
     We have advised the Selling Security Holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to them and to their affiliates while they are offering the shares to which this Prospectus relates.
     In offering the shares covered by this Prospectus, the Selling Security Holders and any broker-dealers who sell the shares for the Selling Security Holders may be “underwriters” within the meaning of the Securities Act, and any profits realized by the Selling Security Holders and the compensation of any such broker-dealers may be underwriting discounts and commissions.
     Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed, including block trading in negotiated transactions. Without limiting the foregoing, the brokers may act as dealers by purchasing shares from the Selling Security Holders, either as agents for others or as principals for their own accounts, and reselling those shares. The Selling Security Holders may effect transactions directly or indirectly through underwriters, broker-dealers or agents acting on their behalf. In connection with such sales, any broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts, any or all of which might be in excess of customary amounts. Neither we nor the Selling Security Holders can estimate at the present time the amount of commissions or discounts, if any, that will be paid by the Selling Security Holders on account of their sales from time to time. Some sales may involve shares in which the Selling Security Holders have granted security interests and which are being sold because of foreclosure of those security interests.
     The Selling Security Holders are acting independently of us in making decisions with respect to the timing, manner and size of sales of shares. We have not been advised of any selling arrangement at the date of this Prospectus between the Selling Security Holders and any broker-dealer or agent.
     We will pay the expenses of preparing and filing this Prospectus and the related registration statement with the SEC. Shares of Common Stock covered by this Prospectus also may qualify to be sold pursuant to Rule 144 under the Securities Act, rather than pursuant to this Prospectus.
SEC POSITION REGARDING INDEMNIFICATION
     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article Seventh of our Amended and Restated Certificate of Incorporation and Article V of our Amended and Restated By-laws, as amended, provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware law, as it may be amended from time to time. Article Eighth of our Amended and Restated Certificate of Incorporation limits the personal liability of our directors to the maximum extent permitted by Delaware law. We also maintain directors’ and officers’ liability insurance. We have been informed that in the opinion of the SEC, if the provisions described above permit directors, officers or persons who control us to be indemnified for liabilities arising under the Securities Act, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS
     The validity of the securities offered by this Prospectus will be passed upon for us by Clifford Chance US LLP, New York, New York.
EXPERTS
     The financial statements, the related financial statement schedules and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from our Annual Report on Form 10-K, as amended, for the fiscal year ended March 31, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.